American Realty Capital Global Daily Net Asset Value Trust, Inc.

405 Park Avenue

New York, New York 10022

March 30, 2012

VIA ELECTRONIC TRANSMISSION

AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Michael McTiernan

Re:	American Realty Capital Global Daily Net Asset Value Trust, Inc. File No. 333-177563

Dear Mr. McTiernan:

Reference is made to the Acceleration Request (the “Acceleration Request”) submitted to the Securities and Exchange Commission (“ Commission ”) by American Realty Capital Global Daily Net Asset Value Trust, Inc. (the “Company”) on March 28, 2012, relating to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”).  The Company hereby applies to the Commission for the withdrawal of the Acceleration Request, effective as of the date of this application or as soon as practicable thereafter.

If you have questions or require additional information, please do not hesitate to contact the Company’s counsel Peter M. Fass at (212) 969-3445.

Very truly yours,

American Realty Capital Global Daily Net Asset Value, Inc.

         /s/ Nicholas S. Schorsch

Nicholas S. Schorsch

Chief Executive Officer